350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com

April 28, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Onstream Media Corporation - Registration Statement on Form S-3 Filed April __, 2010 File No. 333-165258

Dear Ms. Jacobs:

The purpose of this letter is to provide the Company’s responses to the oral comments received on April 27, 2010 to Joel Mayersohn, counsel for Onstream Media Corporation (the “Company”).  This letter indicates how the Company proposes to respond to such comments and provide certain information requested by the Staff in such comments.

Incorporation of Certain Information by Reference

Response:	We have revised this section to indicate that the Form 8-K filed by the Company was not filed on April 7, but was, in fact, filed on April 6, 2010.

Status of NASDAQ Delisting

Response:
We have revised the Registration Statement to remove the references to the Company’s past non-compliance with certain NASDAQ listing standards, as the Company is now in compliance with those standards.

Based on this filing, the Company will simultaneously with the submission on the Registration Statement, file a request for acceleration of this Registration Statement along with the appropriate undertakings.

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www.ralaw.com

U.S. Securities and Exchange Commission
Barbara C. Jacobs
April 28, 2010

Thank you for your assistance in this matter.

Very truly yours,

Joel D. Mayersohn

JDM/dcb

cc:	Matthew Crispino, SEC
Randy Selman
Robert Tomlinson